UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Brookfield Property Partners L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 508,837,421*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 508,837,421*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 508,837,421*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 61.7%**

14	Type of Reporting Person CO

*                 This amount includes 432,649,105 redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 392,064,523 limited partnership units of the Issuer issued and outstanding as of September 19, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 512,450,867*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 512,450,867*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 512,450,867*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 62.1%**

14	Type of Reporting Person CO

*                 This amount includes 432,649,105 redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 392,064,523 limited partnership units of the Issuer issued and outstanding as of September 19, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,613,446

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,613,446

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,613,446

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.9%**

14	Type of Reporting Person PN

**          Based on a total of 392,064,523 limited partnership units of the Issuer issued and outstanding as of September 19, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD US CORPORATION

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 26,100,760*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 26,100,760*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,100,760*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.2%**

14	Type of Reporting Person CO

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 392,064,523 limited partnership units of the Issuer issued and outstanding as of September 19, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPY I L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 53,702,050*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 53,702,050*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,702,050*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.0%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 392,064,523 limited partnership units of the Issuer issued and outstanding as of September 19, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS GROUP (US) HOLDINGS INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,331,926*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,331,926*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,331,926*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%**

14	Type of Reporting Person CO

*                 This amount includes 1,906,781 redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 392,064,523 limited partnership units of the Issuer issued and outstanding as of September 19, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD PROPERTY GROUP HOLDINGS SARL

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization LUXEMBOURG

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 69,250,545*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 69,250,545*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,250,545*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%**

14	Type of Reporting Person OO

*                 This amount includes 25,032,269 redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 392,064,523 limited partnership units of the Issuer issued and outstanding as of September 19, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS I L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 60,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 60,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 13.3%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 392,064,523 limited partnership units of the Issuer issued and outstanding as of September 19, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS II L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,781,724*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,781,724*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,781,724*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.9%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 392,064,523 limited partnership units of the Issuer issued and outstanding as of September 19, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS III L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 51,419,088*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 51,419,088*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,419,088*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.6%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 392,064,523 limited partnership units of the Issuer issued and outstanding as of September 19, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS IV L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 60,319,088*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 60,319,088*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,319,088*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 13.3%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 392,064,523 limited partnership units of the Issuer issued and outstanding as of September 19, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS ALBERTA L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 50,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 50,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.3%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 392,064,523 limited partnership units of the Issuer issued and outstanding as of September 19, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG INVESTMENT HOLDINGS L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,387,345*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,387,345*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,387,345*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.1%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 392,064,523 limited partnership units of the Issuer issued and outstanding as of September 19, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG FINANCE INVESTOR L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 71,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,000,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 15.3%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 392,064,523 limited partnership units of the Issuer issued and outstanding as of September 19, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPGUSH L.P. (ONTARIO)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,000,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.2%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 392,064,523 limited partnership units of the Issuer issued and outstanding as of September 19, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPY (2013) CORP.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 720,064

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 720,064

11	Aggregate Amount Beneficially Owned by Each Reporting Person 720,064

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%**

14	Type of Reporting Person CO

**          Based on a total of 392,064,523 limited partnership units of the Issuer issued and outstanding as of September 19, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ENGLAND

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 75,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 75,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.02%**

14	Type of Reporting Person PN

**          Based on a total of 392,064,523 limited partnership units of the Issuer issued and outstanding as of September 19, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPGH Sub Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,749,831*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,749,831*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,749,831*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.6%**

14	Type of Reporting Person CO

**          Based on a total of 392,064,523 limited partnership units of the Issuer issued and outstanding as of September 19, 2018.

EXPLANATORY NOTE

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) is being filed to report open market purchases by one of the Reporting Persons, BPGH Sub Inc. (“BPGH Sub”), of Limited Partnership Units (the “Units”) of Brookfield Property Partners LP (“BPY”) as set forth in Item 5(c).

Information reported in the original Schedule 13D, as amended, remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 7. This Amendment No. 7 also reflects certain immaterial transactions in Units by certain of the Reporting Persons.

3.                       Source and Amendment of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented to include the information set forth in Item 4 below.

4.                       Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

In various open market purchases between September 5, 2018 and September 19, 2018, BPGH Sub acquired an aggregate of 4,473,235 Units for aggregate consideration of $89,157,667.29. Details of these purchases is set forth in Item 5(c). The source of funds used by BPGH Sub to purchase these additional Units was working capital of BPGH Sub.

BPGH Sub may make additional open market purchases of Units in the near term consistent with the purchases reported in this Amendment No. 7. The quantities, prices and future dates of these additional open market purchases are not presently known and none of the Reporting Persons has made any firm commitments to make any such purchases as of the date hereof.

5.                       Interest in Securities of the Issuer.

Items 5(a)-(b) are hereby amended and restated in their entirety as follows:

(a)-(b) As of the date hereof, Partners Value Investments LP (“PVI LP”) may be deemed to be the beneficial owner of 3,613,446 Units and such Units represent 0.9% of the issued and outstanding Units. Brookfield Asset Management Inc. (“BAM”) may be deemed to be the beneficial owner of 76,188,316 Units and Partners Limited (“Partners”) may be deemed to be the beneficial owner of 79,801,762 Units (including the Units beneficially owned by BAM and PVI LP), and such Units constitute approximately 19.4% and 20.4%, respectively, of the issued and outstanding Units. The Units deemed to be beneficially owned by BAM include 44,218,276 Units beneficially owned by Brookfield Property Group Holdings S.a.r.l. (“SARL”), 5,425,145 Units beneficially owned by BPG Holdings Group (US) Holdings Inc. (“BPGHG(US)”), 720,064 Units beneficially owned by BPY (2013) Corp. (“BPY (2013)”), 75,000 Units beneficially owned by Brookfield Global Property Advisor Limited (“BG PAL”), and 25,749,831 Units beneficially owned by BPGH Sub. BAM also expects to complete a transaction that will result in it indirectly holding 3,037,480 shares of Brookfield Property REIT Inc. (“BPR”) Class A Stock in exchange for an equal number of Units. The BPR shares are exchangeable on a one-for-one basis into Units at any time in accordance with the terms of the BPR certificate of incorporation, and accordingly, BAM’s beneficial ownership of Units will not change as a result of the transaction.

In addition, BAM holds, through Brookfield US Corporation (“BUSC”), BPY I L.P., BPGHG(US), SARL, BPG Holdings I L.P., BPG Holdings II L.P., BPG Holdings III L.P., BPG Holdings IV L.P., BPG Holdings Alberta L.P., BPG Investment Holdings L.P., BPG Finance Investor L.P. and BPGUSH L.P. (Ontario), an aggregate of 432,649,105 redemption-exchange units of Brookfield Property L.P. (“Property LP”). Such redemption-exchange units held indirectly by BAM represent 100% of the redemption-exchange units of Property LP and approximately 52.5% of the Units assuming that all of the redemption-exchange units of Property LP were exchanged for Units pursuant to the redemption-exchange mechanism. Assuming that all of the redemption-exchange units of Property LP were exchanged for Units pursuant to the redemption-exchange mechanism, as of the date hereof, BAM may be deemed to be the beneficial owner of 508,837,421 Units and Partners may be deemed to be the beneficial owner of 512,450,867 Units, and such Units would constitute approximately 61.7% and 62.1%, respectively, of the issued and outstanding Units.

PVI LP may be deemed to have the sole power to vote or direct the Units beneficially owned by it. The Units deemed to be beneficially owned by Partners include the Units deemed to be beneficially owned by BAM and PVI LP. Partners may be deemed to have shared power with BAM and PVI LP to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Reporting Person	Units Acquired	Price Per Share(1)	Description of Transaction
September 5, 2018	BPGH Sub Inc.	771,000	$19.4472	Open Market Purchase
September 6, 2018	BPGH Sub Inc.	449,537	$19.3997	Open Market Purchase
September 7, 2018	BPGH Sub Inc.	481,246	$19.5846	Open Market Purchase
September 10, 2018	BPGH Sub Inc.	57,780	$19.6393	Open Market Purchase
September 14, 2018	BPGH Sub Inc.	2,283	$19.7105	Open Market Purchase
September 17, 2018	BPGH Sub Inc.	740,389	$20.1314	Open Market Purchase
September 18, 2018	BPGH Sub Inc.	985,800	$20.2736	Open Market Purchase
September 19, 2018	BPGH Sub Inc.	985,200	$20.2471	Open Market Purchase

(1) Excluding commissions.

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2018

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Justin B. Beber
	Name:	Justin B. Beber
	Title:	Chief Legal Officer and Corporate Secretary

PARTNERS LIMITED

By:	/s/ Brian Lawson
	Name:	Brian Lawson
	Title:	President

PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT INC.

By:	/s/ Adil Mawani
	Name:	Adil Mawani
	Title:	Chief Financial Officer

BROOKFIELD US CORPORATION

By:	/s/ Josh Zinn
	Name:	Josh Zinn
	Title:	Vice-President

BPY I L.P., by its general partner, BPY GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPG HOLDINGS GROUP (US) HOLDINGS INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BROOKFIELD PROPERTY GROUP HOLDINGS S.A.R.L.

By:	/s/ Luc Leroi
	Name:	Luc Leroi
	Title:	Manager

By:	/s/ Damien Warde
	Name:	Damien Warde
	Title:	Manager

BPG HOLDINGS I L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPG HOLDINGS II L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPG HOLDINGS III L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPG HOLDINGS IV L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPG HOLDINGS ALBERTA L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPG INVESTMENT HOLDINGS L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPG FINANCE INVESTOR L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPGUSH L.P. (ONTARIO), by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BPY (2013) CORP.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President

BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

By:	/s/ Philippa Elder
	Name:	Philippa Elder
	Title:	Director and Secretary

BPGH SUB INC.

By:	/s/ Sujoy Gupta
	Name:	Sujoy Gupta
	Title:	Vice President